
July 17, 2015

Bradley S. Jacobs
Chief Executive Officer
XPO Logistics, Inc.
Five Greenwich Office Park
Greenwich, CT 06831

   Re: XPO Logistics, Inc.
     Preliminary Proxy Statement on Schedule 14A
     Filed June 18, 2015
     File No. 001-32172

Dear Mr. Jacobs:

  We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

       Sincerely,

       /s/ Justin Dobbie

       Justin Dobbie
       Legal Branch Chief